UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05001105

January 10, 2005

John L. MacCarthy
Winston & Strawn LLP
35 West Wacker Drive
Chicago, IL 60601-9703

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-10-2005

Re: Lear Corporation
Incoming letter dated December 21, 2004

Dear Mr. MacCarthy:

This is in response to your letter dated December 21, 2004 concerning the shareholder proposal submitted to Lear by John Chevedden. We also have received a letter from the proponent dated January 7, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

1325345

WINSTON & STRAWN LLP

43 RUE DU RHONE
1204 GENEVA, SWITZERLAND

CITY POINT
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333 SOUTH GRAND AVENUE
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35 WEST WACKER DRIVE
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(312) 558-5600

FACSIMILE (312) 558-5700

www.winston.com

200 PARK AVENUE
NEW YORK, NEW YORK 10166-4193

21 AVENUE VICTOR HUGO
75116 PARIS, FRANCE

101 CALIFORNIA STREET
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1400 L STREET, N.W.
WASHINGTON, D.C. 20005-3502

JOHN L. MACCARTHY
(312) 558-5876
jmaccarthy@winston.com

December 21, 2004

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Mail Stop 0402
Washington, D.C. 20549-0402

Re: Shareholder Proposal Concerning Shareholder Rights Plans Submitted by John Chevedden, for Inclusion in the Lear Corporation 2005 Proxy Statement

Dear Sir or Madam:

Our firm serves as counsel to Lear Corporation, a Delaware corporation ("Lear" or the "Company"). We are submitting this letter on behalf of Lear pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission").

On October 19, 2004, Lear received a proposed shareholder resolution and supporting statement from John Chevedden (the "Proponent" or "Mr. Chevedden"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2005 Annual Meeting (the "2005 Proxy Statement"). Later, on November 30, 2004, the Proponent submitted a revised shareholder resolution and supporting statement (collectively, and as revised, the "Proposal"). A copy of the October 19, 2004 proposal and the November 30, 2004 revised proposal with the accompanying cover letters are attached as **Exhibit A** and **Exhibit B**, respectively.

We hereby request that the Staff confirm that it will not recommend any enforcement action to the Commission if, in reliance on certain provisions of Commission Rule ("Rule") 14a-8 under the Exchange Act, Lear excludes the Proposal from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of Lear, filed herewith are six copies of this letter and the Proposal. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent. To the extent that any reasons for exclusion stated in this letter are based on matters of Delaware law, the opinion of Richards, Layton & Finger attached as **Exhibit C** will serve as a supporting opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

The Proposal

The Proposal relates to shareholder rights plans and states, in relevant part:

> *RESOLVED: The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.*

Summary of Bases for Exclusion

We have advised Lear that it properly may exclude the Proposal or portions thereof from its 2005 Proxy Statement and form of proxy pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. The reasons for our conclusions in this regard are more particularly described below.

Explanation of Basis for Exclusion

The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Company has already implemented the Proposal.

Rule 14a-8(i)(10) permits the exclusion of shareholder proposals if a company has already substantially implemented the proposal. According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management..." See *Exchange Act Release No. 34-12598 (July 7, 1976).* Lear believes that it has fully implemented the Proposal.

On December 9, 2004, Lear's board of directors (the "Board") followed the recommendation of its Nominating and Corporate Governance Committee and (1) approved an amendment to the Company's shareholder rights plan to accelerate the expiration date of such plan from March 2, 2010 to December 15, 2004 and (2) adopted a policy regarding future shareholder rights plans (the "Lear Policy"). As Lear no longer has any shareholder rights plan in effect, the Proposal, by its explicit, written terms which request the redemption of any poison pill, is no longer applicable. The Proposal specifically requests the Board to "redeem any poison pill" and the Board's actions on December 9, 2004 caused the termination of Lear's shareholder rights plan on December 15, 2004.

By letter dated December 13, 2004, the Company advised Mr. Chevedden of the Board's termination of its shareholder rights plan effective December 15, 2004. Mr. Chevedden has chosen not to withdraw the Proposal, despite Lear's actions which it believes obviate the need for the Proposal. A copy of the Company's letter dated December 13, 2004 and Mr. Chevedden's response thereto dated the same day are attached as **Exhibit D** and **Exhibit E**, respectively.

If the Proposal were to be read to require the redemption of any future rights plan which has not been approved by shareholders, Lear also believes that it has substantially implemented such Proposal by adopting the Lear Policy which subjects any adoption or extension of any such future plans to a shareholder vote unless the fiduciary duties of Lear's Board of Directors dictate otherwise (as further discussed below).

As stated above, Rule 14a-8(i)(10) permits the exclusion of shareholder proposals if a company has already substantially implemented the proposal. The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See *SEC Release No. 34-20091 (August 16, 1983).* It is well-established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10); differences between a company's action and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. See *Masco Corporation* (March 29, 1999) (permitting the company to exclude a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). Proposals have been considered substantially implemented where the companies had implemented part, but not all, of a multi-pronged proposal. See *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting the company to exclude a proposal on "substantially implemented" grounds after it took steps to implement, partly or fully, the majority of the actions requested by the proposal).

The Lear Policy, as set forth in the Company's current report on Form 8-K filed with the Commission on December 9, 2004, became effective on December 15, 2004 and is as follows:

> Lear does not currently have a shareholder rights plan and has no present intention to adopt one. Subject to the Board's continuing fiduciary duties, which may dictate otherwise depending upon the circumstances, the Board shall submit the adoption or extension of any future rights plan to a vote of the stockholders. Any shareholder rights plan adopted or extended without stockholder approval must be approved by a majority of the independent members of the Board.

Lear believes that even if the Proposal is read broadly, the early termination of the Company's rights plan and the adoption of the Lear Policy substantially implements the Proposal. As discussed in the opinion of Delaware counsel attached as **Exhibit C**, the fiduciary responsibilities provision of the Lear Policy is necessary for Lear, a Delaware corporation, to comply with applicable state law. The opinion of Richards, Layton & Finger states, in relevant part, that "In our view, any commitment by a board of directors of a Delaware corporation to submit all future stockholder rights plans to a vote of the corporation's stockholders without retaining the ability to act in a manner required by its fiduciary duties would be impermissible under the laws of the State of Delaware." Thus, Lear believes that it has implemented the Proposal to the extent permitted by law.

In recent no-action rulings that closely mirror Lear's request, the Staff permitted The Boeing Company ("Boeing") and ConAgra Foods, Inc., ("ConAgra") to omit proposals submitted by Mr. Chevedden and Chris Rossi that are substantively similar to the Proposal, on the basis that each proposal was substantially implemented. See *The Boeing Co.* (March 15, 2004); and *ConAgra Foods, Inc.* (July 1, 2004). Boeing and ConAgra adopted shareholder rights plan policies that are the same in all relevant respects to the Lear Policy. Like the Lear Policy, these policies specify that their boards of directors would submit any shareholder rights plan to a shareholder vote unless the fiduciary duties of the board of directors dictate otherwise. These companies, with the support of an opinion of their Delaware counsel, stated that such fiduciary duty qualification is required under Delaware law and that therefore they had implemented the proposal to the extent permitted by law. The Staff permitted the exclusion, noting each company's representations that they adopted policies regarding shareholder approval of any rights plan. In addition, the Lear Policy, like the policy of ConAgra, provides an additional method to ensure the legitimacy of the exercise of any fiduciary duty qualification by requiring the support of a majority of the independent directors for the adoption of a rights plan without shareholder approval. See *ConAgra Foods, Inc.* (July 1, 2004);

In our view, the Lear Policy is the same as the policy statements of a number of other companies to whom the Staff has recently granted relief under Rule 14a-8(i)(10) in response to shareholder proposals such as the present Proposal. See e.g., *Safeway, Inc.* (April 1, 2004); *General Motors Corporation* (March 3, 2004); *Borders Group, Inc.* (March 1, 2004); *3M Company* (February 17, 2004); and *Hewlett-Packard Company* (December 24, 2003) (each of these companies' policies requires the board to submit the adoption or extension of any shareholder rights plan to a shareholder vote, except in the exercise of the board's fiduciary responsibilities). Here, the Lear Policy similarly states that the board will only adopt a shareholder rights plan if the shareholders have approved the adoption or the board's fiduciary duties otherwise require adoption of a rights plan.

For the foregoing reasons, we believe that the Proposal may be omitted from the 2005 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if Lear excludes the Proposal from the proxy materials for its 2005 annual shareholders' meeting in reliance on Rule 14a-8(i)(10).

Lear anticipates that its definitive 2005 Proxy Statement and form of proxy will be finalized for filing and printing on or about March 15, 2005. Accordingly, your prompt review of this matter would be greatly appreciated. Should the Staff disagree with Lear's position, we would appreciate the opportunity to confer with the Staff prior to the issuance of its response.

Should you have any questions regarding any aspect of this matter or require any additional information, please contact the undersigned via telephone at (312) 558-5876 or facsimile at (312) 558-5700. The Proponent can be contacted at the address and fax number provided on the correspondence attached hereto as **Exhibit A** and **Exhibit B**.

Please acknowledge receipt of this letter and its enclosures by stamping one of the enclosed copies of this letter and returning it to me in the enclosed envelope.

Very truly yours,

John L. MacCarthy

Enclosures

cc: Daniel A. Ninivaggi
Senior Vice President, Secretary and General Counsel
Lear Corporation

Exhibit A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

Mr. Robert Rossiter
Chairman
Lear Corp. (LEA)
21557 Telegraph Road
Southfield, MI 48086
PH: 248-447-1500
FX: 248-447-7782

Dear Mr. Rossiter,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden
Shareholder

October 19, 2004

cc: Daniel Ninivaggi
Corporate Secretary
FX: 248-447-4408

3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

85% Yes-Vote

This topic won an impressive level of support at our company – 85% yes-vote in 2004 based on yes and no votes. The Council of Institutional Investors www.cii.org formally recommends:

- Adoption of this proposal topic.
- Adoption of each proposal which wins majority shareholder vote – this proposal won more than 34% above majority vote.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Shareholders were only allowed to vote on individual directors once in 3-years – accountability concern.
- An awesome 67% shareholder vote was required to make certain key changes – entrenchment concern.
- The person who is both our Lead Director and Chairman of our key Audit Committee has 16-years tenure and is allowed to hold 5 board seats – independence concern and over-extended concern.
- Directors failed to commit to adoption of this proposal topic – after an overwhelming 85% vote in 2004 – accountability concern.
- Our full Board met only 6-times in a full year – commitment concern.
- 50% of our directors were allowed to hold from 4 to 6 director seats each – over-extension concern.
- CEO pay was reported as $13 million.
- Our Nomination/Governance Committee met only 2-times.
- 40% of our directors were insiders or insider-related – independence concern.

Shareholder proposal text to address some of these topics can be found on the internet and similar text can be used to submit a ballot proposal to our company for the next annual meeting.

For example, a binding shareholder proposal was published in the 2004 Sears (S) proxy. This proposal called for the formation of a committee to communicate directly with the Sears Board if the Board ignores certain majority shareholder votes.

Stock Value

I believe that if a poison pill makes our company difficult to sell – that our stock has less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

Exhibit B

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

Mr. Robert Rossiter
Chairman
Lear Corp. (LEA)
21557 Telegraph Road
Southfield, MI 48086
PH: 248-447-1500
FX: 248-447-7782

11-30-04 UPDATE
[signature]

Dear Mr. Rossiter,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

[signature]
John Chevedden
Shareholder

October 19, 2004

cc: Daniel Ninivaggi
Corporate Secretary
FX: 248-447-4408

[November 30, 2004]
3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

85% Yes-Vote

This topic won impressive support at our company – 85% yes-vote in 2004 based on yes and no votes. The Council of Institutional Investors www.cii.org formally recommends:

- Adoption of this proposal topic.
- Adoption of any proposal which wins majority shareholder vote – and this proposal exceeded majority vote by more than 34%.

If our board does not act on our 85%-vote shareholders could submit a proposal for the 2006 annual meeting calling for a shareholder committee to meet directly with our board. Such a proposal was published in the 2004 Sears (S) annual meeting proxy statement.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Progress Begins with a First Step

The reason to take the above RESOLVED step is reinforced by our company's vulnerability to requests for improvement in corporate governance. For instance in 2004 it was reported:

- Shareholders were only allowed to vote on individual directors once in 3-years – accountability concern.
- An awesome 67% shareholder vote was required to make certain key changes – entrenchment concern.
- The one person who is both our Lead Director and Chairman of our key Audit Committee has 16-years director tenure and is allowed to hold 5 board seats – independence concern and over-extended concern.
- Directors failed to commit to adoption of this proposal topic – after an overwhelming 85% vote in 2004 – accountability concern.

- Our full Board met only 6-times in a full year – commitment concern.
- 50% of our directors were allowed to hold from 4 to 6 director seats each – over-extension concern.

• CEO pay of $13 million – excessive CEO pay could be a sign that our board is weak in its oversight of our CEO.
• Our Nomination/Governance Committee met only 2-times.
• 40% of our directors were insiders or insider-related – independence concern.

This plight of our corporate governance reinforces the reason to adopt the initial RESOLVED statement.

Stock Value

If a poison pill makes our company difficult to sell – our stock may have less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

The above format is the format submitted and intended for publication. It is specifically requested that the company not repeat its 2004 practice of prejudicial editing such as adding un-submitted white-space to disconnect the unified parts of the published proposal. This 2004 company practice is disingenuous since it is the equivalent of adding words to the proposal in terms of publication cost.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please advise if there is any typographical question.

Exhibit C

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX: (302) 651-7701
WWW.RLF.COM

December 21, 2004

Lear Corporation
21557 Telegraph Road
Southfield, MI 48034

Ladies and Gentlemen:

We have acted as special Delaware counsel to Lear Corporation, a Delaware corporation (the "Company"), in connection with the adoption by the board of directors of the Company (the "Board") of a policy statement (the "Policy Statement") regarding stockholder rights plans, and in connection with a proposal (the "Proposal") submitted by Mr. John Chevedden (the "Proponent"). The Proponent intends to present the Proposal at the 2005 annual meeting of the stockholders of the Company (the "2005 Annual Meeting"). In this connection, you have requested our opinion as to a certain matter of Delaware law.

For the purpose of rendering our opinion as stated herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 6, 1994; the Certificate of Amendment of Restated Certificate of Incorporation, as filed with the Secretary of State on May 9, 1996; the Certificate of Ownership and Merger, as filed with the Secretary of State on December 27, 1996; the Certificate of Ownership and Merger, as filed with the Secretary of State on December 22, 1998; the Certificate of Designations of Series A Junior Participating Preferred Stock of the Company, as filed with the Secretary of State on March 7, 2000; and the Certificate of Elimination of Series A Junior Participating Preferred Stock of the Company, as filed with the Secretary of State on December 15, 2004 (collectively, the "Certificate of Incorporation");

(ii) the bylaws of the Company, amended as of August 8, 2002; and

(iii) the letter dated October 19, 2004, as updated by a letter dated November 30, 2004 (collectively, the "Letter"), from John Chevedden, attaching the Proposal, and related correspondence.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

On December 9, 2004, the Board (i) approved an amendment to the Company's stockholder rights plan to accelerate the expiration date of such plan from March 2, 2010 to December 15, 2004, and (ii) adopted the Policy Statement to become effective upon the expiration of the then-existing stockholder rights plan on December 15, 2004. The Policy Statement reads as follows:

> Lear does not have a shareholder rights plan and has no present intention to adopt one. Subject to the Board's continuing fiduciary duties, which may dictate otherwise depending on the circumstances, the Board shall submit the adoption or extension of any future rights plan to a vote of the stockholders. Any shareholder rights plan adopted or extended without stockholder approval must be approved by a majority of the independent members of the Board.

The Policy Statement is included in a Form 8-K filed by the Company with the Securities and Exchange Commission on December 9, 2004.

Through the Letter, Mr. Chevedden submitted the Proposal, which reads, in relevant part, as follows:

> RESOLVED: The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

The Company is proposing to omit the Proposal from its proxy materials for the 2005 Annual Meeting under Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8(i)(10)"). Rule 14a-8(i)(10) provides that a corporation may exclude a stockholder proposal if the proposal has been substantially implemented by the corporation. We understand that the Company believes that it has implemented the Proposal by the amendment to and subsequent expiration of its previously existing stockholder rights plan and the adoption of the Policy Statement. In this connection, you have requested our opinion as to whether it would be permissible for the Board to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, redemption, termination or amendment of a stockholder rights plan by requiring in all cases that a stockholder rights plan be redeemed if not approved by the Company's stockholders, without excepting from any such commitment or requirement actions necessary for the Board (or any future board of directors of the Company) to act in a manner required by its fiduciary duties, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement. For the reasons set forth below, it is our view that the laws of the State of Delaware require a board of directors to except from a commitment or requirement limiting the discretion of the board of directors with respect to a stockholder rights plan actions necessary for the board to act in a manner required by its fiduciary duties.

DISCUSSION

In our view, any commitment by a board of directors of a Delaware corporation to submit all future stockholder rights plans to a vote of the corporation's stockholders without retaining the ability to act in a manner required by its fiduciary duties would be impermissible under the laws of the State of Delaware.

Sections 157 and 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provide the statutory authority for a Delaware corporation to adopt a stockholder rights plan. Section 157 of the General Corporation Law provides, in pertinent part:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to acquire from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the consideration (including a formula by which such consideration may be determined) for which any such shares may be acquired from the corporation upon the exercise of any such right or option,

> shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

8 Del. C. § 157. Section 157 of the General Corporation Law provides the board of directors of a Delaware corporation with the authority to adopt and maintain a stockholder rights plan. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1357 (Del. 1985) ("The directors adopted the [Rights] Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 & 157."); Leonard Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12 (Del. Ch. Oct. 10, 2000), aff'd, 780 A.2d 245, 249 (Del. 2001) ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157.").

As noted by the Delaware Supreme Court in Moran, the authority of a board of directors to adopt a stockholders rights plan is derived not only from Section 157 but also from Section 141(a) of the General Corporation Law. Section 141(a) of the General Corporation Law provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). Thus, Section 141(a) of the General Corporation Law provides that unless otherwise provided in a corporation's certificate of incorporation, directors manage the business and affairs of Delaware corporations. See, e.g., Lehman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than directors. Indeed, Article 5(a) of the Certificate of Incorporation specifically provides that "[t]he business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors." Thus, the Board possesses the full power and authority to manage the business and affairs of the Company under the General Corporation Law and the Certificate of Incorporation.

By virtue of Section 141(a), "[a] cardinal precept of the General Corporation Law ... is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Maldonado v. Flynn, 413 A.2d 1251,

1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."). This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." While the courts have found some room for delegation of managerial authority in the language of Section 141(a) itself, directors can neither delegate a function specifically conferred on directors by statute nor substantially limit their freedom with respect to matters of management policy.

Section 157 of the General Corporation Law confers the power to adopt a rights plan exclusively on a corporation's board of directors, absent a provision to the contrary in the certificate of incorporation. The various subsections of Section 157 confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. §157(a) (emphasis added). Subsection 157(b) provides that "[t]he terms ... for which ... shares may be acquired from the corporation upon the exercise of any such right ... shall be such as shall be stated ... in a resolution adopted by the board of directors...."[1] See 8 Del. C. § 157(b) (emphasis added). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options ... shall be conclusive." See 8 Del. C. § 157(b) (emphasis added). Indeed, stockholders are nowhere mentioned in Section 157 of the General Corporation Law. Cf. 8 Del. C. § 153(a) (Section 153(a) provides that "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value thereof, as determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides") (emphasis added).

It is well settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1993) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."). "[The] role [of] judges is limited to applying the statute objectively and not revising it." Fid. & Deposit Co. of Md. v. State of Del. Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del. Ch. 2003). Since the legislature did not provide for any means by which a corporation may authorize the terms and conditions of a stockholders rights plan other than by

[1] Section 157(b) also provides that the power to issue rights may be conferred by a corporation's certificate of incorporation. The Certificate of Incorporation does not contain such authorization and, therefore, this power is not relevant for our purposes.

board action, absent a contrary charter provision, it must be presumed that only directors may authorize the creation of rights pursuant to a stockholders rights plan.[2]

The legislative history to Section 157 of the General Corporation Law confirms that, absent a contrary charter provision, the power to adopt a stockholders rights plan is a function specifically reserved to a board of directors by statute. Indeed, the Official Comment to Section 157 of the General Corporation Law provides that "the terms of the rights ... must be established by the board of directors." 2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, § 157 at V-38.2 (2004 Supp.) (emphasis added) (hereinafter "Balotti & Finkelstein");[3] see also S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law at 330 (Prentice-Hall 1976) ("Unless otherwise provided in the certificate of incorporation, the directors remain authorized to issue rights ... on such terms and conditions as they deem proper.") (emphasis added). Finally, at least one commentator has observed that the directors' duty to set the terms of a stockholders rights plan extends to the "exercise [of] final authority" to adopt the plan. 1 David A. Drexler et al., Delaware Corporate Law & Practice, § 17.06, at 17-30 (emphasis added) (2003) (hereinafter "Drexler"). Accordingly, adoption of a stockholders rights plan is a power specifically conferred on a board of directors by statute.

The Delaware courts have repeatedly held that a board may not delegate a function specifically assigned to directors by statute. See, e.g., Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949) (finding that a board cannot delegate the authority under Section 152 of the General Corporation Law to fix the consideration to be received by a corporation for the issuance of its stock); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 235 (Del. Ch. 1969) (finding that a board cannot delegate its statutory authority to negotiate a binding agreement for the sale of all of a corporation's assets

[2] Subsection 157(c) of the General Corporation Law also compels the result that only directors may adopt a stockholders rights plan. Section 157(c) expressly addresses the issue of the ability of a board to delegate certain functions to officers in connection with the creation and issuance of rights. Section 157(c) does not provide for the delegation of any functions to stockholders in connection with the issuance of rights. It must be presumed under the rules of statutory construction that if the legislature expressly provided for the delegation of certain authority to officers, the legislature knew how to allow for the delegation of authority and, therefore, did not intend to permit delegation of such authority to stockholders. 2A Norman J. Singer, Statutes & Statutory Construction § 546.05, at 154 (2000).

[3] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

pursuant to Section 271 of the General Corporation Law); see also Drexler, § 13.01[1], at 13-2-3, ("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically assigned to directors by a statutory provision."); 1 Balotti & Finkelstein, § 4.17, at 4-34 ("[A] board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or the certificate of incorporation expressly assigned only to the board."); accord Nagy v. Bistricer, 770 A.2d 43, 60-65 (Del. Ch. 2000); 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 2003).[4] Adoption of a rights plan is a function specifically conferred on the board of directors of a Delaware corporation by statute -- i.e., by Section 157 of the General Corporation Law. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation cannot be divested of such authority.

In addition to the prohibition on delegation of matters reserved by statute to their discretion, directors cannot substantially limit (by delegation or otherwise) their ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found., Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd

[4] We are aware of the Court of Chancery opinion in In re Nat'l Intergroup, Inc. Rights Plan Litig., C.A. Nos. 11484, 11511 (Del. Ch. July 3, 1990), in which the Court of Chancery upheld a challenge to an amendment by directors to a rights agreement subsequent to the stockholders' approval of a board-approved resolution which provided that the adoption of a rights agreement by National Intergroup would be subject to stockholder approval. The Court of Chancery found that the board and shareholder approved resolution amended the rights agreement as previously enacted. Thus, the Court employed a contractual analysis in concluding that the changes to the rights agreement made unilaterally by the directors breached the rights agreement and therefore could not be effective without a stockholder vote. In addition, the decision of the Court of Chancery in Nat'l Intergroup was prior to the Delaware Supreme Court's decisions in Leonard Loventhal Account and in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), as well as the decision of the Delaware Court of Chancery in James v. Furman, C.A. No. 597-N (Del. Ch. Nov. 29, 2004), each of which underscored the role of the board of directors in implementing and maintaining a rights agreement. See, e.g., James v. Furman, slip op. at 11 (holding that plaintiff's claim that the board of directors had impermissibly delegated to officers and counsel the authority to make changes to the terms of a rights plan and such changes were in violation of Section 157 was sufficient to survive a motion to dismiss). Indeed, the Supreme Court's decision in Quickturn made clear that a board of directors could not restrict its power in connection with a rights agreement -- which the Supreme Court deemed to be "in an area of fundamental importance to the stockholders." Quickturn, 721 A. 2d at 1291-92. Accordingly, we believe that the Delaware Supreme Court's recent decisions uphold and reemphasize the board's primacy in connection with rights agreements.

in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (same); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch. July 2, 1992) (same); accord Rodman V. Ward, Jr. et al., 1 Folk on the General Corporation Law § 141.1.3, at GCL-IV-15 (2004-2 Supp.) (hereinafter, "Folk") (stating that it is the responsibility and duty of directors to determine corporate goals).[5]

A board's ability to adopt a rights plan in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a future board's ability to redeem a rights plan implicated a fundamental "matter[ ] of management policy" -- the "sale of [a] corporation" -- and therefore could not be substantially restricted under Delaware law. Id. at 1292. Specifically, the Delaware Supreme Court held that:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the [contested provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the ...

[5] In Hollinger Int'l, Inc. v. Conrad Black, C.A. No. 183-N (Del. Ch. Feb. 26, 2004), the Court of Chancery held that a stockholder-adopted bylaw amendment which disbanded most of the committees of the board of directors of Hollinger International Inc. did not violate Section 141(a) of the General Corporation Law. The court found that Section 109 of the General Corporation Law (which expressly provides stockholders with the authority to amend a corporation's bylaws) when read together with Section 141(c)(2) (which expressly provides for the regulation of board committees through the adoption of bylaws) permitted the stockholder-adopted bylaw at issue. We do not believe that the Hollinger decision permits stockholders to make decisions in areas such as the adoption of rights plans pursuant to Section 157 of the General Corporation Law, which is specifically reserved to the board of directors by statute. Unlike the bylaw amendments at issue in Hollinger, there is no statutory basis for stockholders, through amendment to the bylaws or otherwise, to place conditions or restrictions on the power of the board to adopt or redeem a rights plan.

> [contested provision] is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of [the] Delaware corporation.

Id. at 1291-1292 (emphasis added, and internal citations omitted); see also Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998) (finding that a "dead hand" provision of a rights plan impermissibly interfered with a current board's authority under Section 141(a) "to protect fully the corporation's (and its shareholders') interests in a transaction [for the sale of a corporation]") (footnote omitted); Martin Lipton, "Pills, Polls, and Professors Redux," 69 U. Chi. L. Rev., 1037, 1061 (2002) ("It is inconsistent with existing Delaware law for a board ... to delegate to shareholders in a referendum the fiduciary decision of whether to leave [a] pill ... in place.").

The sale of a corporation also is implicated when a corporation adopts a rights plan. See, e.g., Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take" in connection with the "sale" of a corporation) (emphasis added); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) (finding that "the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule" in connection with the "sale" of a corporation). Because the adoption of a rights plan implicates a matter of management policy, stockholders cannot be delegated the final authority to adopt a rights plan. As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001); see also Drexler, at 17-30 ("Section 157 imposes upon the directors the duty to exercise final authority with respect to options and rights.") (emphasis added). Thus, directors cannot delegate the ability to veto, or exercise final authority with respect to, the adoption of a rights plan.

Indeed, the delegation of the final authority to adopt a future rights plan to the Company's stockholders by requiring that a board of directors redeem any stockholder rights plan absent stockholder approval would impose a substantial restriction on the ability of a board of directors to exercise managerial policy in connection with a contest for corporate control. In the face of an imminent takeover proposal, a requirement that stockholders approve a stockholders rights plan will, at best, slow down the ability of a board of directors to respond and, at worst, completely eliminate the ability of a board of directors to respond to the threat. The Delaware courts have recognized that time is of the essence in responding to takeover proposals. See, e.g., Gilbert v. El Paso Co., 575 A.2d 1131, 1146 (Del. 1990) (noting that a board's "prompt adoption of defensive measures in an attempt to meet [an] imminent [takeover] threat was hardly improvident"). Indeed, the "selection of a time frame for achievement of corporate goals ... [is a] duty [that] may not be delegated to the stockholders." In re Pure Res., Inc. S'holders Litig., 808 A.2d 421, 440 n.38 (Del. Ch. 2002); Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989) (same); Smith v. Van Gorkom, 488 A.2d at 873 (Del. 1985) (same). If a board of directors submits a stockholders rights plan to stockholders of a corporation and it is adopted after the time delay inherent in the solicitation process, the board will have impermissibly delegated the duty to set a time frame for corporate action to the stockholders. If, on the other hand, the corporation's stockholders vote down the stockholder rights plan, whether before or after adoption thereof by the board of directors, the board of directors will have impermissibly lost "the ultimate freedom to direct the strategy and affairs of the company." Grimes v. Donald, 673 A.2d at 1215; Chapin, 402 A.2d at 1210 (same); Abercrombie, 123 A.2d at 899 (same).

Directors who improperly delegate, or limit their freedom with respect to, managerial duties under Section 141(a) of the General Corporation Law breach the fiduciary duty of care. See, e.g., Canal Capital Corp, slip op. at 4 ("Thus, a director breaches his fiduciary duty of due care if he abdicates his managerial duties."); see also Folk, at GCL-IV-15 ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care."); 1 Balotti & Finkelstein, § 4.17 at 4-35 ("It has been observed that a director breaches his fiduciary duty of due care if he abdicates his managerial duties.").

A board's fiduciary duty of care also is implicated when it is faced with an unfair takeover offer. Directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer. See, e.g., MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A.2d 1239, 1247 (Del. Ch. 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty to adopt defensive measures to defeat a takeover attempt which is being perceived as being contrary to the best interests of the corporation and its shareholders."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985) (finding in the context of corporate takeovers that a board has a duty to "protect the corporate enterprise, which includes [ ] [ ]shareholders, from [ ] harm ...."); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) ("Newmont's directors [have] both the duty and responsibility to oppose the threats presented by Ivanhoe and Gold Fields."); 1 Balotti & Finkelstein, § 4.33[F] at 4-223 ("The predominant view is that the target board has a duty to oppose tender offers which would be harmful to the corporation."); 10 Corporate Counsel Weekly (BNA), No. 20, at 7 (May 17, 1995) (in which former Delaware Supreme Court Justice Andrew G.T. Moore II is quoted as stating that "failure to adopt a pill under certain circumstances could in itself be a breach of the duty of loyalty and care"). The duty to protect stockholders from harm derives from the fiduciary duty of care. See Unocal, 493 A.2d at 955 ("As we have noted, [the directors'] duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or other shareholders."); Gilbert, 575 A.2d at 1146 (finding that the duty of "care ... prevent[s] a board from being a passive instrumentality in the face of a perceived threat to corporate control"). Thus, the fiduciary duty of care precludes a board of directors from foreclosing its ability to defend the corporation's stockholders against an unfair takeover offer.

A requirement that the Board redeem any stockholder rights plan absent stockholder approval in all cases and without exception, and thereby subjecting the plan's efficacy to such stockholder approval, effectively removes from the Company's directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics, even if the Board determines in the good faith exercise of its fiduciary duties that a rights plan would be in the best interests of stockholders and the most effective means of dealing with such a threat. See, e.g., In re Pure Resources, 808 A.2d at 431 (noting that the adoption of a rights plan is the "de rigeur tool of a board responding to a third-party tender offer" and is quite effective at giving a target board under pressure room to breathe); Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). Since submitting the question of whether to adopt or maintain a rights plan to a stockholder vote in such circumstances could impose substantial delay and loss of control, the Board could have a significantly diminished ability to respond as necessary to protect the interests of the Company and its stockholders. When the Company faces a significant threat such as inequitable takeover tactics, the directors' ability to negotiate effectively, to react expeditiously and to maintain its defensive measures could be critical to discharging their fiduciary duties.

As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914, 936 (Del. 2003); Quickturn Design Sys., 721 A.2d at 1292 (same); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); ACE Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy"). Any commitment by the Board purporting to eliminate its control over the decision whether to adopt, amend or terminate a stockholder rights plan without excepting from such commitment the ability to act in a manner required by its fiduciary duties would significantly limit the ability of the Board (and the ability of all future boards of directors of the Company) to fulfill its fiduciary duties to the Company and its stockholders and, therefore, is invalid under Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that it would be impermissible under the laws of the State of Delaware for the Board to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, redemption, termination or amendment of a stockholder rights plan by requiring in all cases that a stockholder rights plan be redeemed if not approved by the Company's stockholders, without excepting from any such commitment or requirement actions that are necessary to be taken in order for the Board (or any future board of directors, as the case may be) to act in a manner required by its fiduciary duties to the Company and its stockholders, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as stated in this paragraph, the foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours,

Richards, Layton & Finger, P.A.

KGA/MDA/DXH

LEAR CORPORATION

Lear Corporation

21557 Telegraph Road
Southfield, MI 48034
USA

Phone (248) 447-7795
Fax (248) 447-4408

Daniel A. Ninivaggi
Senior Vice President
Secretary & General Counsel

December 13, 2004

VIA FACSIMILE/REGISTERED MAIL

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Dear Mr. Chevedden:

I am writing in response to your letter dated October 19, 2004, as updated by your letter dated November 30, 2004, by which you submitted a shareholder proposal (the "Proposal") for the 2005 Annual Meeting of Stockholders of Lear Corporation (the "Company").

As disclosed in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2004, the Board of Directors has amended the Company's shareholder rights plan to provide for its expiration on December 15, 2004. On December 9, 2004, the Board of Directors also adopted a policy, effective upon the expiration of the shareholder rights plan, that, subject to its continuing fiduciary duties which may dictate otherwise depending upon the circumstances, the Board of Directors will submit the adoption or extension of any future rights plan to a vote of the Company's shareholders.

Given the Board of Directors' actions on December 9th, we believe that the Proposal has been substantially implemented and, accordingly, we respectfully request that you voluntarily withdraw the Proposal.

We appreciate your interest in Lear Corporation. If you would like to discuss this matter further, please feel free to call me at (248) 447-7795. You may also direct future correspondence to me directly at Lear Corporation, 21557 Telegraph Road, Southfield, Michigan 48034, Facsimile: (248) 447-4408.

Sincerely,

Daniel A. Ninivaggi
Senior Vice President, Secretary
and General Counsel

cc: Robert E. Rossiter
Chairman and Chief Executive Officer

DEC 13 2004
12/13/2004 15:51

Exhibit E

Mr. Daniel Ninivaggi
Corporate Secretary
Lear Corp. (LEA)
21557 Telegraph Road
Southfield, MI 48086
PH: 248-447-1500
FX: 248-447-4408

Dear Mr. Ninivaggi,

Thank you for information on the company taking steps in the right direction in corporate governance. Perhaps you can clarify how a proposal, calling for a shareholder vote, is implemented by creating a shareholder vote avoidance mechanism.

Sincerely,

John Chevedden

cc: Mr. Robert Rossiter
Chairman
FX: 248-447-7782

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Lear Corp. (LEA)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Proponent: John Chevedden

Ladies and Gentlemen:

This rule 14a-8 proposal reads:
"RESOLVED, The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable."

The company argument is ambiguous or unfinished by failing to explain how it reasons that its reference to the "any poison pill" text of the proposal would purportedly exclude *any* future poison pill.

The company acknowledges that it can adopt a future poison pill. Then the company said it adopted a policy that allows a future pill with no vote whatsoever. A future poison pill need only be approved "by a majority of the independent members of the board."

Voting is arguably the most important way that shareholders can participate in a company. Furthermore the company has adopted a freeze-out on voting on perhaps the most important topic that could be submitted to shareholders for a vote – whether or not their shares will be sold.

The company argument, including a second opinion, is ambiguous and/or incomplete by failing to explain whether Delaware law would preclude a shareholder vote on a poison pill after it is approved "by a majority of the independent members of the board."

In fact the firm giving a second opinion for Lear Corp. submitted a second opinion regarding a similar proposal to Fortune Brands, Inc, (FO). A key distinction is that Fortune adopted a policy that allows for a shareholder vote after the Board adopts a future pill, whereas Lear does not allow any shareholder vote whatsoever.

Much of the text in company policy is a loophole to avoid a shareholder vote. This loophole includes:

"Any shareholder right plan adopted or extended without stockholder approval must be approved by a majority of the independent members of the Board." Clearly the independent members of the Board do not constitute a significant number of shareholders.

Contrary to the rule 14a-8 proposal the company loophole-policy tends to entrench a poison pill because, once a pill is allowed to be adopted without any vote whatsoever, then the policy excludes a shareholder vote under any circumstance.

The company and its second opinion do not focus on why the company could not move further in adopting the shareholder proposal and still be consistent with "fiduciary duties."

The company is ambiguous and/or unfinished in failing to address the substantial difference in the text of this poison pill proposal and the company-cited old poison pill proposal to the Hewlett-Packard Company (December 24, 2003) and similar proposals to other companies for their 2004 annual meetings such as:
"RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest next shareholder election. Directors have discretion in responding to shareholder votes."

The second opinion seems to be incomplete or ambiguous because it does not declare that this proposal cannot possibly be adopted "without retaining the ability to act in a manner required by its fiduciary duties ..." The company may be raising the issue that if a Board can find a way to improperly adopt a Rule 14a-8 proposal, which could be properly adopted otherwise, this would be grounds to exclude a Rule 14a-8 proposal.

The company argument may be incomplete because the company does not specify any mechanism to guarantee that a "fiduciary out" is not wrongfully declared by the company simply to avoid a shareholder vote.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc: Daniel Ninivaggi

[November 30, 2004]

3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

85% Yes-Vote

This topic won impressive support at our company – 85% yes-vote in 2004 based on yes and no votes. The Council of Institutional Investors www.cii.org formally recommends:

- Adoption of this proposal topic.
- Adoption of any proposal which wins majority shareholder vote – and this proposal exceeded majority vote by more than 34%.

If our board does not act on our 85%-vote shareholders could submit a proposal for the 2006 annual meeting calling for a shareholder committee to meet directly with our board. Such a proposal was published in the 2004 Sears (S) annual meeting proxy statement.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Progress Begins with a First Step

The reason to take the above RESOLVED step is reinforced by our company's vulnerability to requests for improvement in corporate governance. For instance in 2004 it was reported:

- Shareholders were only allowed to vote on individual directors once in 3-years – accountability concern.
- An awesome 67% shareholder vote was required to make certain key changes – entrenchment concern.
- The one person who is both our Lead Director and Chairman of our key Audit Committee has 16-years director tenure and is allowed to hold 5 board seats – independence concern and over-extended concern.
- Directors failed to commit to adoption of this proposal topic – after an overwhelming 85% vote in 2004 – accountability concern.

- Our full Board met only 6-times in a full year – commitment concern.
- 50% of our directors were allowed to hold from 4 to 6 director seats each – over-extension concern.

• CEO pay of $13 million – excessive CEO pay could be a sign that our board is weak in its oversight of our CEO.
• Our Nomination/Governance Committee met only 2-times.
• 40% of our directors were insiders or insider-related – independence concern.

This plight of our corporate governance reinforces the reason to adopt the initial RESOLVED statement.

Stock Value

If a poison pill makes our company difficult to sell – our stock may have less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

The above format is the format submitted and intended for publication. It is specifically requested that the company not repeat its 2004 practice of prejudicial editing such as adding un-submitted white-space to disconnect the unified parts of the published proposal. This 2004 company practice is disingenuous since it is the equivalent of adding words to the proposal in terms of publication cost.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please advise if there is any typographical question.

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX: (302) 651-7701
WWW.RLF.COM

December 21, 2004

Lear Corporation
21557 Telegraph Road
Southfield, MI 48034

Ladies and Gentlemen:

We have acted as special Delaware counsel to Lear Corporation, a Delaware corporation (the "Company"), in connection with the adoption by the board of directors of the Company (the "Board") of a policy statement (the "Policy Statement") regarding stockholder rights plans, and in connection with a proposal (the "Proposal") submitted by Mr. John Chevedden (the "Proponent"). The Proponent intends to present the Proposal at the 2005 annual meeting of the stockholders of the Company (the "2005 Annual Meeting"). In this connection, you have requested our opinion as to a certain matter of Delaware law.

For the purpose of rendering our opinion as stated herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 6, 1994; the Certificate of Amendment of Restated Certificate of Incorporation, as filed with the Secretary of State on May 9, 1996; the Certificate of Ownership and Merger, as filed with the Secretary of State on December 27, 1996; the Certificate of Ownership and Merger, as filed with the Secretary of State on December 22, 1998; the Certificate of Designations of Series A Junior Participating Preferred Stock of the Company, as filed with the Secretary of State on March 7, 2000; and the Certificate of Elimination of Series A Junior Participating Preferred Stock of the Company, as filed with the Secretary of State on December 15, 2004 (collectively, the "Certificate of Incorporation");

(ii) the bylaws of the Company, amended as of August 8, 2002; and

(iii) the letter dated October 19, 2004, as updated by a letter dated November 30, 2004 (collectively, the "Letter"), from John Chevedden, attaching the Proposal, and related correspondence.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

On December 9, 2004, the Board (i) approved an amendment to the Company's stockholder rights plan to accelerate the expiration date of such plan from March 2, 2010 to December 15, 2004, and (ii) adopted the Policy Statement to become effective upon the expiration of the then-existing stockholder rights plan on December 15, 2004. The Policy Statement reads as follows:

> Lear does not have a shareholder rights plan and has no present intention to adopt one. Subject to the Board's continuing fiduciary duties, which may dictate otherwise depending on the circumstances, the Board shall submit the adoption or extension of any future rights plan to a vote of the stockholders. Any shareholder rights plan adopted or extended without stockholder approval must be approved by a majority of the independent members of the Board.

The Policy Statement is included in a Form 8-K filed by the Company with the Securities and Exchange Commission on December 9, 2004.

Through the Letter, Mr. Chevedden submitted the Proposal, which reads, in relevant part, as follows:

> RESOLVED: The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

The Company is proposing to omit the Proposal from its proxy materials for the 2005 Annual Meeting under Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8(i)(10)"). Rule 14a-8(i)(10) provides that a corporation may exclude a stockholder proposal if the proposal has been substantially implemented by the corporation. We understand that the Company believes that it has implemented the Proposal by the amendment to and subsequent expiration of its previously existing stockholder rights plan and the adoption of the Policy Statement. In this connection, you have requested our opinion as to whether it would be permissible for the Board to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, redemption, termination or amendment of a stockholder rights plan by requiring in all cases that a stockholder rights plan be redeemed if not approved by the Company's stockholders, without excepting from any such commitment or requirement actions necessary for the Board (or any future board of directors of the Company) to act in a manner required by its fiduciary duties, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement. For the reasons set forth below, it is our view that the laws of the State of Delaware require a board of directors to except from a commitment or requirement limiting the discretion of the board of directors with respect to a stockholder rights plan actions necessary for the board to act in a manner required by its fiduciary duties.

DISCUSSION

In our view, any commitment by a board of directors of a Delaware corporation to submit all future stockholder rights plans to a vote of the corporation's stockholders without retaining the ability to act in a manner required by its fiduciary duties would be impermissible under the laws of the State of Delaware.

Sections 157 and 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provide the statutory authority for a Delaware corporation to adopt a stockholder rights plan. Section 157 of the General Corporation Law provides, in pertinent part:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to acquire from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the consideration (including a formula by which such consideration may be determined) for which any such shares may be acquired from the corporation upon the exercise of any such right or option,

> shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

8 Del. C. § 157. Section 157 of the General Corporation Law provides the board of directors of a Delaware corporation with the authority to adopt and maintain a stockholder rights plan. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1357 (Del. 1985) ("The directors adopted the [Rights] Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 & 157."); Leonard Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12 (Del. Ch. Oct. 10, 2000), aff'd, 780 A.2d 245, 249 (Del. 2001) ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157.").

As noted by the Delaware Supreme Court in Moran, the authority of a board of directors to adopt a stockholders rights plan is derived not only from Section 157 but also from Section 141(a) of the General Corporation Law. Section 141(a) of the General Corporation Law provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). Thus, Section 141(a) of the General Corporation Law provides that unless otherwise provided in a corporation's certificate of incorporation, directors manage the business and affairs of Delaware corporations. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than directors. Indeed, Article 5(a) of the Certificate of Incorporation specifically provides that "[t]he business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors." Thus, the Board possesses the full power and authority to manage the business and affairs of the Company under the General Corporation Law and the Certificate of Incorporation.

By virtue of Section 141(a), "[a] cardinal precept of the General Corporation Law ... is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Maldonado v. Flynn, 413 A.2d 1251,

1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."). This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." While the courts have found some room for delegation of managerial authority in the language of Section 141(a) itself, directors can neither delegate a function specifically conferred on directors by statute nor substantially limit their freedom with respect to matters of management policy.

Section 157 of the General Corporation Law confers the power to adopt a rights plan exclusively on a corporation's board of directors, absent a provision to the contrary in the certificate of incorporation. The various subsections of Section 157 confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. §157(a) (emphasis added). Subsection 157(b) provides that "[t]he terms ... for which ... shares may be acquired from the corporation upon the exercise of any such right ... shall be such as shall be stated ... in a resolution adopted by the board of directors...."[1] See 8 Del. C. § 157(b) (emphasis added). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options ... shall be conclusive." See 8 Del. C. § 157(b) (emphasis added). Indeed, stockholders are nowhere mentioned in Section 157 of the General Corporation Law. Cf. 8 Del. C. § 153(a) (Section 153(a) provides that "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value thereof, as determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides") (emphasis added).

It is well settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1993) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."). "[The] role [of] judges is limited to applying the statute objectively and not revising it." Fid. & Deposit Co. of Md. v. State of Del. Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del. Ch. 2003). Since the legislature did not provide for any means by which a corporation may authorize the terms and conditions of a stockholders rights plan other than by

[1] Section 157(b) also provides that the power to issue rights may be conferred by a corporation's certificate of incorporation. The Certificate of Incorporation does not contain such authorization and, therefore, this power is not relevant for our purposes.

board action, absent a contrary charter provision, it must be presumed that only directors may authorize the creation of rights pursuant to a stockholders rights plan.[2]

The legislative history to Section 157 of the General Corporation Law confirms that, absent a contrary charter provision, the power to adopt a stockholders rights plan is a function specifically reserved to a board of directors by statute. Indeed, the Official Comment to Section 157 of the General Corporation Law provides that "the terms of the rights ... must be established by the board of directors." 2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, § 157 at V-38.2 (2004 Supp.) (emphasis added) (hereinafter "Balotti & Finkelstein");[3] see also S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law at 330 (Prentice-Hall 1976) ("Unless otherwise provided in the certificate of incorporation, the directors remain authorized to issue rights ... on such terms and conditions as they deem proper.") (emphasis added). Finally, at least one commentator has observed that the directors' duty to set the terms of a stockholders rights plan extends to the "exercise [of] final authority" to adopt the plan. 1 David A. Drexler et al., Delaware Corporate Law & Practice, § 17.06, at 17-30 (emphasis added) (2003) (hereinafter "Drexler"). Accordingly, adoption of a stockholders rights plan is a power specifically conferred on a board of directors by statute.

The Delaware courts have repeatedly held that a board may not delegate a function specifically assigned to directors by statute. See, e.g., Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949) (finding that a board cannot delegate the authority under Section 152 of the General Corporation Law to fix the consideration to be received by a corporation for the issuance of its stock); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 235 (Del. Ch. 1969) (finding that a board cannot delegate its statutory authority to negotiate a binding agreement for the sale of all of a corporation's assets

[2] Subsection 157(c) of the General Corporation Law also compels the result that only directors may adopt a stockholders rights plan. Section 157(c) expressly addresses the issue of the ability of a board to delegate certain functions to officers in connection with the creation and issuance of rights. Section 157(c) does not provide for the delegation of any functions to stockholders in connection with the issuance of rights. It must be presumed under the rules of statutory construction that if the legislature expressly provided for the delegation of certain authority to officers, the legislature knew how to allow for the delegation of authority and, therefore, did not intend to permit delegation of such authority to stockholders. 2A Norman J. Singer, Statutes & Statutory Construction § 546.05, at 154 (2000).

[3] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

pursuant to Section 271 of the General Corporation Law); see also Drexler, § 13.01[1], at 13-2-3, ("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically assigned to directors by a statutory provision."); 1 Balotti & Finkelstein, § 4.17, at 4-34 ("[A] board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or the certificate of incorporation expressly assigned only to the board."); accord Nagy v. Bistricer, 770 A.2d 43, 60-65 (Del. Ch. 2000); 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 2003).[4] Adoption of a rights plan is a function specifically conferred on the board of directors of a Delaware corporation by statute -- i.e., by Section 157 of the General Corporation Law. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation cannot be divested of such authority.

In addition to the prohibition on delegation of matters reserved by statute to their discretion, directors cannot substantially limit (by delegation or otherwise) their ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found., Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd

[4] We are aware of the Court of Chancery opinion in In re Nat'l Intergroup, Inc. Rights Plan Litig., C.A. Nos. 11484, 11511 (Del. Ch. July 3, 1990), in which the Court of Chancery upheld a challenge to an amendment by directors to a rights agreement subsequent to the stockholders' approval of a board-approved resolution which provided that the adoption of a rights agreement by National Intergroup would be subject to stockholder approval. The Court of Chancery found that the board and shareholder approved resolution amended the rights agreement as previously enacted. Thus, the Court employed a contractual analysis in concluding that the changes to the rights agreement made unilaterally by the directors breached the rights agreement and therefore could not be effective without a stockholder vote. In addition, the decision of the Court of Chancery in Nat'l Intergroup was prior to the Delaware Supreme Court's decisions in Leonard Loventhal Account and in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), as well as the decision of the Delaware Court of Chancery in James v. Furman, C.A. No. 597-N (Del. Ch. Nov. 29, 2004), each of which underscored the role of the board of directors in implementing and maintaining a rights agreement. See, e.g., James v. Furman, slip op. at 11 (holding that plaintiff's claim that the board of directors had impermissibly delegated to officers and counsel the authority to make changes to the terms of a rights plan and such changes were in violation of Section 157 was sufficient to survive a motion to dismiss). Indeed, the Supreme Court's decision in Quickturn made clear that a board of directors could not restrict its power in connection with a rights agreement -- which the Supreme Court deemed to be "in an area of fundamental importance to the stockholders." Quickturn, 721 A. 2d at 1291-92. Accordingly, we believe that the Delaware Supreme Court's recent decisions uphold and reemphasize the board's primacy in connection with rights agreements.

in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (same); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch. July 2, 1992) (same); accord Rodman V. Ward, Jr. et al., 1 Folk on the General Corporation Law § 141.1.3, at GCL-IV-15 (2004-2 Supp.) (hereinafter, "Folk") (stating that it is the responsibility and duty of directors to determine corporate goals).[5]

A board's ability to adopt a rights plan in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a future board's ability to redeem a rights plan implicated a fundamental "matter[ ] of management policy" -- the "sale of [a] corporation" -- and therefore could not be substantially restricted under Delaware law. Id. at 1292. Specifically, the Delaware Supreme Court held that:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the [contested provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the ...

[5] In Hollinger Int'l, Inc. v. Conrad Black, C.A. No. 183-N (Del. Ch. Feb. 26, 2004), the Court of Chancery held that a stockholder-adopted bylaw amendment which disbanded most of the committees of the board of directors of Hollinger International Inc. did not violate Section 141(a) of the General Corporation Law. The court found that Section 109 of the General Corporation Law (which expressly provides stockholders with the authority to amend a corporation's bylaws) when read together with Section 141(c)(2) (which expressly provides for the regulation of board committees through the adoption of bylaws) permitted the stockholder-adopted bylaw at issue. We do not believe that the Hollinger decision permits stockholders to make decisions in areas such as the adoption of rights plans pursuant to Section 157 of the General Corporation Law, which is specifically reserved to the board of directors by statute. Unlike the bylaw amendments at issue in Hollinger, there is no statutory basis for stockholders, through amendment to the bylaws or otherwise, to place conditions or restrictions on the power of the board to adopt or redeem a rights plan.

> [contested provision] is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of [the] Delaware corporation.

Id. at 1291-1292 (emphasis added, and internal citations omitted); see also Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998) (finding that a "dead hand" provision of a rights plan impermissibly interfered with a current board's authority under Section 141(a) "to protect fully the corporation's (and its shareholders') interests in a transaction [for the sale of a corporation]") (footnote omitted); Martin Lipton, "Pills, Polls, and Professors Redux," 69 U. Chi. L. Rev., 1037, 1061 (2002) ("It is inconsistent with existing Delaware law for a board ... to delegate to shareholders in a referendum the fiduciary decision of whether to leave [a] pill ... in place.").

The sale of a corporation also is implicated when a corporation adopts a rights plan. See, e.g., Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take" in connection with the "sale" of a corporation) (emphasis added); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) (finding that "the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule" in connection with the "sale" of a corporation). Because the adoption of a rights plan implicates a matter of management policy, stockholders cannot be delegated the final authority to adopt a rights plan. As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001); see also Drexler, at 17-30 ("Section 157 imposes upon the directors the duty to exercise final authority with respect to options and rights.") (emphasis added). Thus, directors cannot delegate the ability to veto, or exercise final authority with respect to, the adoption of a rights plan.

Indeed, the delegation of the final authority to adopt a future rights plan to the Company's stockholders by requiring that a board of directors redeem any stockholder rights plan absent stockholder approval would impose a substantial restriction on the ability of a board of directors to exercise managerial policy in connection with a contest for corporate control. In the face of an imminent takeover proposal, a requirement that stockholders approve a stockholders rights plan will, at best, slow down the ability of a board of directors to respond and, at worst, completely eliminate the ability of a board of directors to respond to the threat. The Delaware courts have recognized that time is of the essence in responding to takeover proposals. See, e.g., Gilbert v. El Paso Co., 575 A.2d 1131, 1146 (Del. 1990) (noting that a board's "prompt adoption of defensive measures in an attempt to meet [an] imminent [takeover] threat was hardly improvident"). Indeed, the "selection of a time frame for achievement of corporate goals ... [is a] duty [that] may not be delegated to the stockholders." In re Pure Res., Inc. S'holders Litig., 808 A.2d 421, 440 n.38 (Del. Ch. 2002); Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989) (same); Smith v. Van Gorkom, 488 A.2d at 873 (Del. 1985) (same). If a board of directors submits a stockholders rights plan to stockholders of a corporation and it is adopted after the time delay inherent in the solicitation process, the board will have impermissibly delegated the duty to set a time frame for corporate action to the stockholders. If, on the other hand, the corporation's stockholders vote down the stockholder rights plan, whether before or after adoption thereof by the board of directors, the board of directors will have impermissibly lost "the ultimate freedom to direct the strategy and affairs of the company." Grimes v. Donald, 673 A.2d at 1215; Chapin, 402 A.2d at 1210 (same); Abercrombie, 123 A.2d at 899 (same).

Directors who improperly delegate, or limit their freedom with respect to, managerial duties under Section 141(a) of the General Corporation Law breach the fiduciary duty of care. See, e.g., Canal Capital Corp, slip op. at 4 ("Thus, a director breaches his fiduciary duty of due care if he abdicates his managerial duties."); see also Folk, at GCL-IV-15 ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care."); 1 Balotti & Finkelstein, § 4.17 at 4-35 ("It has been observed that a director breaches his fiduciary duty of due care if he abdicates his managerial duties.").

A board's fiduciary duty of care also is implicated when it is faced with an unfair takeover offer. Directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer. See, e.g., MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A.2d 1239, 1247 (Del. Ch. 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty to adopt defensive measures to defeat a takeover attempt which is being perceived as being contrary to the best interests of the corporation and its shareholders."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985) (finding in the context of corporate takeovers that a board has a duty to "protect the corporate enterprise, which includes [ ] [ ]shareholders, from [ ] harm ...."); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) ("Newmont's directors [have] both the duty and responsibility to oppose the threats presented by Ivanhoe and Gold Fields."); 1 Balotti & Finkelstein, § 4.33[F] at 4-223 ("The predominant view is that the target board has a duty to oppose tender offers which would be harmful to the corporation."); 10 Corporate Counsel Weekly (BNA), No. 20, at 7 (May 17, 1995) (in which former Delaware Supreme Court Justice Andrew G.T. Moore II is quoted as stating that "failure to adopt a pill under certain circumstances could in itself be a breach of the duty of loyalty and care"). The duty to protect stockholders from harm derives from the fiduciary duty of care. See Unocal, 493 A.2d at 955 ("As we have noted, [the directors'] duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or other shareholders."); Gilbert, 575 A.2d at 1146 (finding that the duty of "care ... prevent[s] a board from being a passive instrumentality in the face of a perceived threat to corporate control"). Thus, the fiduciary duty of care precludes a board of directors from foreclosing its ability to defend the corporation's stockholders against an unfair takeover offer.

A requirement that the Board redeem any stockholder rights plan absent stockholder approval in all cases and without exception, and thereby subjecting the plan's efficacy to such stockholder approval, effectively removes from the Company's directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics, even if the Board determines in the good faith exercise of its fiduciary duties that a rights plan would be in the best interests of stockholders and the most effective means of dealing with such a threat. See, e.g., In re Pure Resources, 808 A.2d at 431 (noting that the adoption of a rights plan is the "de rigeur tool of a board responding to a third-party tender offer" and is quite effective at giving a target board under pressure room to breathe); Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). Since submitting the question of whether to adopt or maintain a rights plan to a stockholder vote in such circumstances could impose substantial delay and loss of control, the Board could have a significantly diminished ability to respond as necessary to protect the interests of the Company and its stockholders. When the Company faces a significant threat such as inequitable takeover tactics, the directors' ability to negotiate effectively, to react expeditiously and to maintain its defensive measures could be critical to discharging their fiduciary duties.

As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914, 936 (Del. 2003); Quickturn Design Sys., 721 A.2d at 1292 (same); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); ACE Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy"). Any commitment by the Board purporting to eliminate its control over the decision whether to adopt, amend or terminate a stockholder rights plan without excepting from such commitment the ability to act in a manner required by its fiduciary duties would significantly limit the ability of the Board (and the ability of all future boards of directors of the Company) to fulfill its fiduciary duties to the Company and its stockholders and, therefore, is invalid under Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that it would be impermissible under the laws of the State of Delaware for the Board to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, redemption, termination or amendment of a stockholder rights plan by requiring in all cases that a stockholder rights plan be redeemed if not approved by the Company's stockholders, without excepting from any such commitment or requirement actions that are necessary to be taken in order for the Board (or any future board of directors, as the case may be) to act in a manner required by its fiduciary duties to the Company and its stockholders, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as stated in this paragraph, the foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours,

Richards, Layton & Finger, P.A.

KGA/MDA/DXH

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lear Corporation
Incoming letter dated December 21, 2004

The proposal requests the board of directors to redeem any poison pill unless it is approved by Lear shareholders.

There appears to be some basis for your view that Lear may exclude the proposal under rule 14a-8(i)(10). In this regard, we note that Lear terminated its shareholder rights plan as of December 15, 2004. Accordingly, we will not recommend enforcement action to the Commission if Lear omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sara D. Kalin

Sara D. Kalin
Attorney-Advisor